Filed by AstraZeneca PLC
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: December 14, 2020

On December 12, 2020, AstraZeneca PLC issued the following press release:

News Release Regulatory News Service

This announcement contains inside information

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION RULES OR THE EU PROSPECTUS REGULATION. THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY. INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A CIRCULAR IN RELATION TO THE PROPOSED ACQUISITION DESCRIBED IN THIS ANNOUNCEMENT IS EXPECTED TO BE PUBLISHED IN DUE COURSE.

12 December 2020 12:00 GMT

AstraZeneca to acquire Alexion, accelerating the

Company’s strategic and financial development

Greater scientific presence in immunology by adding Alexion’s innovative complement-technology platforms and strong pipeline

Dedicated rare disease unit to be headquartered in Boston

Geographical presence to be enhanced with broad coverage

across primary, speciality and highly specialised care

Double-digit revenue growth through 2025; acquisition strengthens AstraZeneca’s broad-based revenue and the company will further globalise Alexion’s portfolio

Enhanced operating margin and cash flow to enable rapid

debt reduction with an ambition to increase the dividend

The acquisition will be immediately core earnings-accretive and value-enhancing, and is aligned with stated capital-allocation priorities

AstraZeneca and Alexion Pharmaceuticals, Inc. (Alexion) have entered into a definitive agreement for AstraZeneca to acquire Alexion.

Alexion shareholders will receive $60 in cash and 2.1243 AstraZeneca American Depositary Shares (ADSs) (each ADS representing one-half of one (1/2) ordinary share of AstraZeneca, as evidenced by American Depositary Receipts (ADRs)) for each Alexion share. Based on AstraZeneca’s reference average ADR price of $54.14, this implies total consideration to Alexion shareholders of $39bn or $175 per share.

The boards of directors of both companies have unanimously approved the acquisition. Subject to receipt of regulatory clearances and approval by shareholders of both companies, the acquisition is expected to close in Q3 2021, and upon completion, Alexion shareholders will own c.15% of the combined company.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: “Alexion has established itself as a leader in complement biology, bringing life-changing benefits to patients with rare diseases. This acquisition allows us to enhance our presence in immunology. We look forward to welcoming our new colleagues at Alexion so that we can together build on our combined

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expertise in immunology and precision medicines to drive innovation that delivers life-changing medicines for more patients.”

Ludwig Hantson, Ph.D., Chief Executive Officer, Alexion, said: “For nearly 30 years Alexion has worked to develop and deliver transformative medicines to patients around the world with rare and devastating diseases. I am incredibly proud of what our organisation has accomplished and am grateful to our employees for their contributions. This transaction marks the start of an exciting new chapter for Alexion. We bring to AstraZeneca a strong portfolio, innovative rare disease pipeline, a talented global workforce and strong manufacturing capabilities in biologics. We remain committed to continuing to serve the patients who rely on our medicines and firmly believe the combined organisation will be well positioned to accelerate innovation and deliver enhanced value for our shareholders, patients and the rare disease communities.”

Strategic rationale

Both companies share the same dedication to science and innovation to deliver life-changing medicines. The capabilities of both organisations will create a company with great strengths across a range of technology platforms, with the ability to bring innovative medicines to millions of people worldwide. The combined company will also have an enhanced global footprint and broad coverage across primary, speciality and highly specialised care.

Scientific leadership - accelerated presence in immunology

AstraZeneca has built a growing scientific presence in oncology, and in cardiovascular, renal and metabolism, and respiratory diseases, with a focus on organ protection. AstraZeneca has developed a broad range of technologies, initially focused on small molecules and biologics and with a growing focus in precision medicine, genomics, oligonucleotides and epigenetics. More recently, AstraZeneca has increased its efforts in immunology research and the development of medicines for immune-mediated diseases.

Alexion has pioneered complement inhibition for a broad spectrum of immune-mediated rare diseases caused by uncontrolled activation of the complement system, a vital part of the immune system. Alexion’s franchise includes Soliris (eculizumab), a first-in-class anti-complement component 5 (C5) monoclonal antibody. The medicine is approved in many countries for the treatment of patients with paroxysmal nocturnal haemoglobinuria (PNH), atypical haemolytic uremic syndrome, generalized myasthenia gravis and neuromyelitis optica spectrum disorder. More recently, Alexion launched Ultomiris (ravulizumab), a second-generation C5 monoclonal antibody with a more convenient dosing regimen.

Alexion’s immunology expertise extends to other targets in the complement cascade beyond C5 as well as additional modalities, with its deep pipeline including Factor D small-molecule inhibitors of the alternative pathway of the complement system, an antibody blocking neonatal Fc receptor (FcRn)-mediated recycling, and a bi-specific mini-body targeting C5, among others. The FcRn extends the half-life and hence the availability of pathogenic immunoglobulin G (IgG) antibodies.

AstraZeneca, with Alexion’s R&D team, will work to build on Alexion’s pipeline of 11 molecules across more than 20 clinical-development programmes across the spectrum of indications, in rare diseases and beyond.

Alexion’s leading expertise in complement biology will accelerate AstraZeneca’s growing presence in immunology. The acquisition adds a new technology platform to AstraZeneca’s science and innovation-driven strategy. The complement cascade is pivotal to the innate immune system. It plays a crucial role in many inflammatory and autoimmune diseases across multiple therapy areas, including haematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care. In contrast, AstraZeneca’s capabilities in genomics, precision medicine and oligonucleotides can be leveraged to develop medicines targeting less-frequent diseases. Combining AstraZeneca’s capabilities in precision medicine and Alexion’s expertise in rare-disease development and commercialisation will enable the new company to develop a portfolio of medicines addressing the large unmet needs of patients suffering from rare diseases.

The combined companies will bring together two rapidly converging, patient-centric models of care delivery with combined strengths in immunology, biologics, genomics and oligonucleotides to drive future medicine innovation. AstraZeneca intends to establish Boston, Massachusetts, US as its headquarters for rare diseases, capitalising on talent in the greater Boston area.

Industry-leading revenue growth; enhanced geographical presence and broad coverage across primary, specialised and highly specialised care

AstraZeneca’s acquisition of Alexion, with its strong commercial portfolio and robust pipeline, will support its long-term ambition to develop novel medicines in areas of immunology with high unmet medical needs. Alexion achieved impressive revenue growth over the last few years, with revenues of $5.0bn in 2019 (21% year-on-year growth). Alexion has exhibited skilful commercial execution in building its ‘blockbuster’ C5 franchise. The success of the franchise is demonstrated by the effective transition of over 70% of PNH patients from Soliris to Ultomiris in less than two years of launch in its key markets, including the US, Japan and Germany, as well as the strong pipeline of additional indications for Ultomiris.

Rare diseases is a high-growth therapy area with rapid innovation and significant unmet medical need. Over 7,000 rare diseases are known today, and only c.5% have US Food and Drug Administration-approved treatments.(1) The global rare disease market is forecasted to grow by a low double digit percentage in the future.(2)

AstraZeneca intends to build on its geographical footprint and extensive emerging markets presence to accelerate the worldwide expansion of Alexion’s portfolio.

The two companies have been on converging paths, AstraZeneca expanding its presence from primary to speciality care, whereas Alexion has been progressing from ultra-orphan to orphan and speciality conditions.

The acquisition strengthens AstraZeneca’s industry-leading growth, underpinned by its broad portfolio of medicines, which will enable the new company to bring innovative medicines to a broad range of healthcare practitioners in primary, speciality and highly specialised care.

The combined company is expected to deliver double-digit average annual revenue growth through 2025.

Financial benefits

Enhanced revenue growth, operating margin and cash-flow generation

The acquisition is expected to improve the combined Group’s profitability, with the core operating margin significantly enhanced in the short term, and with continued expansion thereafter. This uplift is supported by increased scale and expected recurring run-rate pre-tax

(1)  A rare disease is a disease impacting less than 200,000 patients (as defined in the US Orphan Drug Act 1983).

(2)  EvaluatePharma, World Preview 2020, Outlook to 2026.

synergies of c.$500m per year from the combined Group (by end of the third year following completion of the acquisition). AstraZeneca expects to generate significant value from the acquisition by extending Alexion’s commercial reach through leveraging AstraZeneca’s global presence and accelerating the development of Alexion’s pipeline.

The acquisition also strengthens AstraZeneca’s cash-flow generation, providing additional flexibility to reinvest in R&D and rapid debt reduction, with an ambition to increase the dividend.

Immediately earnings-accretive and value-enhancing acquisition, in line with stated capital-allocation priorities

The acquisition is expected to deliver robust and sustainable accretion to AstraZeneca’s core earnings per share (EPS) from the outset, with double-digit percentage accretion anticipated in the first three years following the completion of the acquisition.

The acquisition of Alexion is consistent with AstraZeneca’s capital-allocation priorities. The combined company is expected to maintain a strong, investment-grade credit rating, and the acquisition supports AstraZeneca’s progressive dividend policy. The combination represents a significant step in AstraZeneca’s strategic and financial-growth plans.

Webinar and conference call

A webinar and conference call for investors and analysts will begin at 2:00 pm UK time today, please join 10-15 minutes prior to the scheduled start time.

UK: +44 203 481 5237

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Webinar ID: 995 4603 8702

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Click here for available international numbers.

The presentation will be available at astrazeneca.com before the call takes place, and replay details after the call.

Details of the acquisition

Key terms

The acquisition will be undertaken through a US statutory merger in which Alexion shareholders will receive $60 in cash and 2.1243 new AstraZeneca ADSs listed on the Nasdaq exchange for each of their Alexion shares. The cash and ADS consideration represents an c.45% premium to Alexion shareholders based on the closing stock price of Alexion on 11 December 2020 and a c.43% premium, based on the 30-day volume-weighted average closing stock price of $122.04 before this announcement. If they elect, Alexion shareholders may receive their allocation of AstraZeneca ADSs in the form of a corresponding number of ordinary shares of AstraZeneca in addition to the cash consideration.

Based on AstraZeneca’s reference average ADR price of $54.14, this implies total consideration to Alexion shareholders of $39bn or $175 per share.

Financing

To support the financing of the offer consideration, AstraZeneca has entered into a new committed $17.5bn bridge-financing facility, provided by Morgan Stanley, J.P. Morgan Securities plc and Goldman Sachs. The bridge-financing facility is available for an initial term of 12 months from the earlier of the date of completion of the acquisition and 12 December 2021 with up to two six-month extensions available at the discretion of AstraZeneca. The initial bridge financing facility is intended to cover the financing of the cash portion of the acquisition consideration and associated acquisition costs and to refinance the existing term loan and revolving credit facilities of Alexion. In due course, AstraZeneca intends to refinance the initial bridge-financing facility through a combination of new medium-term bank loan facilities, debt-capital market issuances and business cash flows.

The acquisition is expected to significantly enhance cash generation, which will support rapid debt reduction and overall deleveraging. AstraZeneca remains committed to maintaining a strong investment-grade credit rating. The dividend policy remains unchanged with a commitment to a progressive dividend policy; dividend cover is expected to be materially enhanced as a result of the acquisition.

Further information on synergies

The acquisition is expected to realise recurring run-rate pre-tax synergies of c.$500m per year from the combined Group, generated from commercial and manufacturing efficiencies as well as savings in central costs, with full run-rate expected to be achieved by end of the third year following completion of the acquisition.

To realise the total synergies, AstraZeneca expects to incur one-time cash costs of c.$650m, during the first three years following completion.

Management and employees

Members of Alexion’s current senior management team will lead the future rare-disease activities. Under the terms of the acquisition agreement, AstraZeneca has agreed that for 12 months following closing, it will provide the Alexion employees with the same level of salary as such employees had before closing, incentive compensation opportunities that are in the aggregate no less favourable than those provided before closing and substantially comparable benefits to those provided before closing.

Governance

The companies will mutually agree on two individuals from the Alexion board of directors who will join the AstraZeneca board as directors upon closing of the acquisition.

Closing conditions

Closing of the acquisition is subject to approval by AstraZeneca and Alexion shareholders, certain regulatory approvals, approval of the new AstraZeneca shares for listing with the Financial Conduct Authority and to trading on the London Stock Exchange, and other customary closing conditions.

The acquisition is a Class 1 transaction for AstraZeneca and as such, will require the approval of its shareholders to comply with the UK Listing Rules. A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to shareholders in the first half of 2021. The Alexion proxy statement is also expected to be published in the first half of 2021.

Subject to the satisfaction of the closing conditions to the proposed acquisition, the companies expect the acquisition to close in Q3 2021.

Termination

The acquisition terms provide that Alexion will be liable to pay a break fee of up to $1.2bn to AstraZeneca in certain specified circumstances (including a change of Alexion’s board recommendation or completion of an alternative acquisition). AstraZeneca will also be required to pay Alexion a break fee of $1.4bn in certain specified circumstances, including a change of AstraZeneca’s board recommendation.

Recommendation

The boards of directors of both Alexion and AstraZeneca have unanimously approved the proposed acquisition and resolved to recommend that their respective shareholders vote in favour of it.

Advisors to AstraZeneca

Evercore Partners International LLP (“Evercore”), and Centerview Partners UK LLP (“Centerview Partners”) are acting as lead financial advisers. Ondra LLP (“Ondra”) are providing advice as part of their ongoing financial advisory services. Morgan Stanley & Co. International plc (“Morgan Stanley”) and Morgan Stanley Bank International Limited and J.P. Morgan are acting as financial advisors and lead debt financing underwriters. Goldman Sachs Bank USA is acting as lead debt financing underwriter. Morgan Stanley and Goldman Sachs International are joint corporate brokers. Evercore is acting as sponsor in relation to the transaction described in this announcement. Freshfields Bruckhaus Deringer is acting as legal counsel.

Advisors to Alexion

Bank of America Securities is serving as financial advisor to Alexion, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel.

Alexion

Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. As a leader in rare diseases for more than 25 years, Alexion has developed and commercialises two approved complement inhibitors to treat patients with PNH and atypical haemolytic uremic syndrome, as well as the first and only approved complement inhibitor to treat anti-acetylcholine receptor antibody-positive generalised myasthenia gravis and neuromyelitis optica spectrum disorder. Alexion also has two highly innovative enzyme replacement therapies for patients with life-threatening and ultra-rare metabolic disorders, hypophosphatasia and lysosomal acid lipase deficiency as well as the first and only approved Factor Xa inhibitor reversal agent. In addition, Alexion is developing several mid-to-late-stage therapies, including a copper-binding agent for Wilson disease, FcRn antibody for rare IgG-mediated diseases and an oral Factor D inhibitor as well as several early-stage therapies, including one for light chain amyloidosis, a second oral Factor D inhibitor and a third complement inhibitor. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries. During 2019, Alexion generated a total revenue of $5bn and profit before tax of $2.2bn. As of 30 September 2020, Alexion had gross assets of $17.5bn. Alexion’s executive officers are Ludwig Hantson (Chief Executive Officer), Aradhana Sarin (Chief Financial Officer), Tanisha Carino (Chief Corporate Affairs Officer), Ellen Chiniara (Chief Legal Officer and Corporate Secretary), Indrani Franchini (Chief Compliance Officer), Brian Goff (Chief Commercial and Global Operations Officer), and John Orloff (Head of Research and Development). This press release and further information about Alexion can be found at www.alexion.com.

Evercore, Centerview Partners and Ondra, each of which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, are each acting exclusively for AstraZeneca and no one else in connection with the transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to their respective clients, nor for providing advice in relation to the transaction or any other matter referred to in this document. Neither Evercore, Centerview Partners nor Ondra, nor any of their respective subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the transaction or any statement contained herein or otherwise.  Apart from the responsibilities and liabilities, if any, which may be imposed on each of Evercore, Centerview Partners and Ondra by the Financial Services and Markets Act 2000 (FSMA), or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore, Centerview Partners nor Ondra, nor any of their respective affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in this announcement. To the fullest extent permitted by applicable law, each of Evercore, Centerview Partners and Ondra and each of their respective affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any statement contained therein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) and J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) each of which are authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority in the UK are each acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley and J.P. Morgan Cazenove, each of their respective affiliates and their respective directors, officers, employees and agents will not regard any other person as a client, nor will they be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Goldman Sachs International, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, and Goldman Sachs Bank USA, which is authorised and regulated by the Board of Governors of the Federal Reserve System (Federal Reserve Board), the FDIC and the New York State Department of Financial Services, are each acting exclusively for AstraZeneca and no one else in connection with the transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to their respective clients, nor for providing advice in relation to the transaction or any other matter referred to in this document. Neither Goldman Sachs International, nor Goldman Sachs Bank USA, nor any of their respective subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the transaction or any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Goldman Sachs International and/or Goldman Sachs Bank USA under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Goldman Sachs International, nor Goldman Sachs Bank USA, nor any of their respective affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including its accuracy, completeness or verification of any other statement made or purported to be made by them, or on their behalf, in connection with AstraZeneca or the matters described in this announcement. To the fullest extent permitted by applicable law, Goldman Sachs International, Goldman Sachs Bank USA and each of their respective affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any statement contained therein.

Important additional information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

In connection with the proposed acquisition, AstraZeneca intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the “proxy statement/prospectus”), Alexion intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

Participants in the solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking statements

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements that the acquisition is accretive to core EPS, or enhancing to core operating margins should be interpreted to mean that earnings per share or core operating margins of AstraZeneca or Alexion for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of AstraZeneca or Alexion.

Completion of the proposed acquisition is subject to the satisfaction of several conditions as more fully described in this announcement. Consequently, there can be no certainty that the completion of the proposed acquisition will be forthcoming.

This announcement is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation. It has been prepared solely for the proposed acquisition referred to in this announcement. A circular is expected to be published by AstraZeneca in connection with the proposed acquisition in due course.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform precisely with the total figure given. Except as explicitly stated in this announcement, none of the contents of AstraZeneca’s or Alexion’s websites, nor any website accessible by hyperlinks on AstraZeneca’s or Alexion’s websites, is incorporated in or forms part of, this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Alexion contacts

For Media enquiries, Megan Goulart, +18573388634, and for Investor Relations, Chris Stevo, +18573389309.

Notes

Unless otherwise stated: financial information relating to AstraZeneca has been extracted or derived from the audited results for the twelve months ended 12 December 2019; and financial information relating to Alexion has been extracted or derived from the audited results for the twelve months ended 31 December 2019, and the unaudited results for the nine months ended 30 September 2020.

All Alexion financial information in this announcement is presented following US GAAP and may be different in the Circular, which will be prepared under IFRS and AstraZeneca’s accounting policies.

Core EPS is a non-GAAP financial measure and adjusted from reported GAAP EPS to exclude certain significant items such as amortisation and impairment of intangible assets, charges and provisions related to global restructuring programmes and other specified items per AstraZeneca annual filings.

Non-GAAP results, determined in accordance with Alexion’s internal policies, exclude the impact of the following GAAP items: share-based compensation expense, fair value adjustment of inventory acquired, amortisation of purchased intangible assets, changes in fair value of contingent consideration, restructuring and related expenses, upfront payments related to licenses and other strategic agreements, acquired in-process research and development, impairment of purchased intangible assets, gains and losses related to strategic equity investments, litigation charges, gain or loss on the sale of a business or asset, gain or loss related to purchase options, contingent milestone payments associated with acquisitions of legal entities accounted for as asset acquisitions, acquisition-related costs and certain adjustments to income tax expense. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, the financial measures prepared and presented in accordance with GAAP and should be reviewed in conjunction with the relevant GAAP financial measures.

Sources of information and bases of calculation

(i)                 As at 9 December 2020, there were 218,720,567 Alexion shares outstanding. The International Securities Identification Number for the Alexion Shares is US0153511094.

(ii)              Any references to the issued and to be issued ordinary share capital of Alexion are based on:

•             the 218,720,567 Alexion Shares referred to in paragraph (i) above; and

•             6,202,972 Alexion Shares which may be issued on or after the date of this announcement to satisfy the exercise of stock options and restricted and performance stock awards outstanding under the Alexion Share Plans, estimated based on the total consideration of $175 per Alexion share and calculated in accordance with the Treasury Stock Method.

(iii)           As at 9 December 2020 there were 1,312,660,216 AstraZeneca Ordinary Shares in issue of which all shares have voting rights attached.

(iv)          The value placed by the acquisition on the entire issued and to be issued ordinary share capital of Alexion is to be calculated:

•             by reference to an equivalent value of $54.14 per AstraZeneca reference ADS; and

•             on the basis of the issued and to be issued share capital of Alexion (as set out in paragraph (ii) above).

(vi)          The share capital of the combined Group (being 1,551,562,753) has been calculated as the sum of:

•             1,312,660,216 AstraZeneca Shares, being the number of AstraZeneca Shares in issue as at 9 December 2020; and

•             238,902,537 New AstraZeneca Ordinary Shares which would be issued pursuant to the terms of the acquisition (being 2.1243 New AstraZeneca ADSs per Alexion Share multiplied by the issued and to be issued share capital of Alexion as set out in paragraph (ii) above).

(vii)       The percentage of the share capital of the combined Group that will be owned by Alexion Shareholders is calculated by dividing the number of New AstraZeneca Shares to be issued pursuant to the terms of the acquisition referred to in paragraph (vi) above by the issued share capital of the combined Group (as set out in paragraph (vi) above) and multiplying the resulting sum by 100 to product a percentage.

(viii)    Unless otherwise stated all prices and closing prices for Alexion Shares and AstraZeneca Shares are derived from Bloomberg.

(ix)          The volume weighted average price of an Alexion Share is derived from Bloomberg by reference to the volume weighted average price over the last 30 Alexion trading days up to 11 December 2020 (being the last Business Day prior to announcement of an offer for Alexion).

Adrian Kemp

Company Secretary

AstraZeneca PLC